UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December, 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nuburu, Inc.

(Full Name of Registrant)

Tailwind Acquisition Corp.

(Former Name if Applicable)

7442 S Tucson Way, Suite 130,

(Address of Principal Executive Office (Street and Number))

Centennial, CO 80112

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nuburu, Inc. (the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for the quarter ended

March 31, 2025 (the “Q1 2025 Form 10-Q”) within the prescribed time period for such filing without unreasonable effort or expense. The Company has experienced staffing limitations within its internal financial and accounting group and requires additional time to prepare its financial statements for the quarter ended March 31, 2025. The Company expects to file the Q1 2025 Form 10-Q within the 5-calendar day extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alessandro Zamboni	N/A	+39 3351824956
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Inventory, Property and Equipment and Right-of-Use Asset Impairment

The Company leases approximately 27,900 square feet of office space in Centennial, Colorado, with a lease term through June 2025. Consistent with the Company’s previously disclosed business plan for its future business, the Company does not believe that assets or equipment that remain on this leased property are critical to its new business strategy, given that it will not be conducting full-scale manufacturing or laser design or development that would involve the prior patent portfolio, which was transferred to its former secured lenders. The Company is pursuing a lease for a replacement facility that is more appropriate for the Company’s new business strategy, which will involve laser development in different verticals and outsourcing of manufacturing and inventory management. However, entering into a new lease and appropriately equipping a new facility is costly and time-consuming and may cause delays in the Company’s progress with respect to the business plan focused on building a stable foundation for its future business.

As of March 31, 2025, the Company was in default under the lease, and the landlord was in the process of pursuing available remedies in advance of the lease term that would otherwise expire in June 2025. In April 2025, the landlord obtained a default judgment against the Company in the amount of $409,279 plus accruing interest. The landlord may exercise rights under the lease agreement and applicable law with respect to a lessee in default and such lessee’s assets located on the premises, including the removal and disposal of inventories and property and equipment remaining on the property. As such, as of March 31, 2025, the Company determined that, based on the assumption that the landlord would fully exercise its rights with respect to all assets remaining on the premises, (i) it no longer had control over the inventory and that recovery was not probable, therefore, inventory was written down to a net realizable value of zero, (ii) the carrying value of its property and equipment, all of which was at the leased location, was no longer recoverable, and the assets were written down to a net book value of $0, and (iii) the right-of-use asset associated with this lease was fully impaired, as the Company could no longer use the leased premises, each of which is recorded within loss on impairment of inventories, property and equipment and operating lease right-of-use asset on the condensed consolidated statement of operations for the three months ended March 31, 2025. The total estimated impact of the above referenced write downs is approximately $6.1 million.

Restatement of Previously Issued Consolidated Financial Statements and Previously Issued Unaudited Interim Condensed Consolidated Financial Statements

Subsequent to December 31, 2024, the Company identified that, as of and for the year ended December 31, 2024, and as of and for the three and nine months ended September 30, 2024, it had understated accrued expenses and general and administrative expenses by: (i) $64,800 related to finder fee payments; and (ii) $500,000 related to an engagement letter executed by the Company for professional services, which is currently being disputed by the Company (the “Disputed Engagement Letter”). The impact of this will be to increase operating expenses in the consolidated statements of operations and accrued expenses on the consolidated balance sheets for the periods noted. The Company is contesting amounts relating to the Disputed Engagement Letter and will account for the final resolution of this matter appropriately in subsequent financial statements.

On May 15, 2025, the Board of Directors and management, upon the recommendation of the Audit Committee of the Board of Directors concluded that the Company’s previously issued financial statements as of and for the year ended December 31, 2024 and unaudited condensed consolidated financial statements as of the three and nine months ended September 30, 2024 should no longer be relied upon due to misstatements that are described above and that we will restate such financial statements to make the necessary accounting corrections. The Company evaluated the materiality of these errors both qualitatively and quantitatively in accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality and SAB No. 108, Considering the Effects of Prior Year Misstatements in Current Year Financial Statements, and determined the effect of these corrections were material to each period discussed above. As a result of the material misstatements, we will restate our previously issued financial statements for the periods referenced above, in accordance with ASC 250, Accounting Changes and Error Corrections.

We have determined that these errors were the result of a material weakness in internal control over financial reporting that is reported in management’s report on internal control over financial reporting as of December 31, 2024 in Part II, Item 9A, “Controls and Procedures” on Form 10-K originally filed with the Securities and Exchange Commission on April 15, 2025.

The Company has not filed, and does not intend to file, an amendment to the previously filed Quarterly Reports on Form 10-Q for the three and nine months ended September 30, 2024, but instead is restating its unaudited interim condensed consolidated financial statements in an Amendment No. 2 on Form 10-K/A for the year ended December 31, 2024.

Nuburu, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2025	By	/s/ Alessandro Zamboni
Alessandro Zamboni
Executive Chairman

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).